# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Borr Drilling Ltd, CIK 0001715497
CUSIP: G1466R207
Title of class of securities: common shares
Address of issuer's principal executive offices: S.E. PEARMAN BUILDING, 2ND FLOOR 9 PAR-LA-VILLE ROAD, HAMILTON, Bermuda (D0), HM11
Date of event which requires filing of this statement: 08/13/2026
Filed by CIK 0001705931

## Reporting persons
- cobas asset management, sgiic, s.a.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Spain (U3); sole voting power 31,331,960; shared voting power 0; sole dispositive power 31,331,960; shared dispositive power 0; aggregate amount beneficially owned 31,331,960 (10.2% of the class)

## Item 1. Issuer
Name of issuer: Borr Drilling Ltd
Address of issuer's principal executive offices: S.E. PEARMAN BUILDING, 2ND FLOOR 9 PAR-LA-VILLE ROAD, HAMILTON, BERMUDA, HM11

## Item 2. Person Filing
Name of person filing: COBAS ASSET MANAGEMENT, SGIIC, S.A.
Address of principal business office or, if none, residence:
PASEO DE LA CASTELLANA, 53.
28046, MADRID.
SPAIN.
Citizenship: SPAIN.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 31,331,960
Percent of class: 10.2
Sole power to vote or to direct the vote: 31,331,960
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 31,331,960
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- cobas asset management, sgiic, s.a.: FRANCISCO GARCIA PARAMES, CHIEF EXECUTIVE OFFICER (08/17/2026)